Via Facsimile and U.S. Mail
Mail Stop 6010


January 31, 2006


Mr. Paul Intlekofer
Chief Financial Officer and Senior Vice President
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, New York 10577-2197

Re:	Nutrition 21, Inc.
	Form 10-K for Fiscal Year Ended June 30, 2005
File No. 001-12106

Dear Mr. Intlekofer:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,




      Kevin Woody
								Branch Chief